Exhibit 99.4

Deutsche Bank Trust Company Americas

Trust & Securities Services

DEPOSITARY RECEIPTS	October 7, 2009

Depositary’s Notice of Extraordinary General Meeting of Shareholders of Invitel Holdings A/S.:

Issuer:	Invitel Holdings A/S / Cusip 46186X106

Country:	Denmark

Meeting Details:	Extraordinary General Meeting of Shareholders of Invitel Holdings A/S, October 28, 2009 - at the Company’s principal Hungarian offices located at Puskas Tivadar u. 8-10 in Budaors, Hungary H-2040 - at 1:00 p.m. local time.

Voting Deadline:	On or before October 23, 2009 at 10:00 am (New York City time)

ADS Record Date:	October 6, 2009

Ordinary : ADS ratio	1 Ordinary Share : 1 ADS

Deutsche Bank Trust Company Americas, as depositary for the American Depositary Receipt program representing ordinary shares of Invitel Holdings A/S (the “Company”) has received notice of the Company’s Extraordinary General Meeting of Shareholders to be held on the date set forth above. A copy of the Notice of Meeting provided by the Company, which includes the agenda for such meeting, is attached.

Holders of record of ADSs as of the close of business on the ADR Record Date will be entitled, subject to applicable law and the provisions of the Company’s Articles of Association and the provisions of the ordinary shares represented by the American depositary shares (“ADSs”), to instruct the Depositary as to the exercise of voting rights, if any, pertaining to the ordinary shares represented by their respective ADSs. In order for a voting instruction to be valid, Holders must properly complete, sign and return the enclosed voting instruction form to be received by the Depositary on or before the voting deadline date stated above. Beneficial owners of ADSs who hold their ADSs through and received materials from a bank, broker or other nominee should complete their respective voting instruction in accordance with the instructions received from that bank, broker or nominee.

Upon the timely receipt of written voting instructions, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Company’s Articles of Association and the provisions of the ordinary shares, to vote or cause the Custodian to vote the ordinary shares represented by ADSs evidenced by such ADR in accordance with such instructions.

Notwithstanding anything to the contrary, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the ordinary shares, or for the manner in which such vote is cast or the effect of any such vote.

For Further Information, contact:

Heidy Kashef

Associate

Deutsche Bank - Depositary Receipts

Corporate Actions

: 212 250-1605

: 212 797-0327

: heidy.kashef@db.com